Exhibit 11
                                                                   ----------
              FAIRFIELD COMMUNITIES, INC. AND SUBSIDIARIES
                   COMPUTATION OF EARNINGS PER SHARE

                                     Three Months Ended         Nine Months Ended
                                        September 30,              September 30,
                                 ------------------------  --------------------------
                                      1997        1996          1997          1996
                                      ----        ----          ----          ----
Weighted average shares:
  Shares issued                   19,275,332   17,407,589    19,054,999    17,337,946
  Estimated increase in
   shares outstanding due
   to allowed claims
   exceeding $85 million (1)           -          280,500       187,000       302,393
   Less treasury stock            (2,305,115)  (2,395,295)   (2,318,076)   (2,395,295)
   Net effect of dilutive
    warrants based on the
    treasury stock method          1,038,066    1,069,647     1,030,815       945,546
                                  ----------   ----------    ----------    ----------
Total weighted average shares
 outstanding                      18,008,283   16,362,441    17,954,738    16,190,590
                                  ==========   ==========    ==========    ==========

Net earnings                      $8,574,000   $5,213,000   $19,876,000   $12,045,000
                                  ==========   ==========   ===========   ===========
Net earnings per share                 $0.48        $0.32         $1.11         $0.74
                                       =====        =====         =====         =====

(1) On June 30, 1997, the bankruptcy court approved a settlement agreement between the Company and the county and property owners' association for its Pagosa Springs, Colorado resort location. Based on the terms of the settlement, the Company subsequently issued 280,500 shares of its common stock. The Company previously estimated the total number of shares which would be issued in connection with this claim at approximately 1,020,000 shares. As a result, the number of contingent shares included in the computation of earnings per share for prior periods was reduced by approximately 740,000 shares, resulting in an increase in earnings per share of $.02 and $.03 per share for the three and nine month periods ended September 30, 1996, respectively.